Exhibit 99.1

TSX: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

 JUST ENERGY GROUP INC. ANNOUNCES AGREEMENT TO
SELL TERRA GRAIN FUELS INC.

TORONTO, December 13, 2013 - Just Energy Group Inc. (TSX, NYSE: JE) ("Just Energy") is pleased to announce that it has entered into a Share Purchase Agreement (the “Purchase Agreement”) pursuant to which it has agreed to sell all of the issued and outstanding shares of Terra Grain Fuels Inc. (“Terra Grain”), an ethanol producer located in Belle Plaine, Saskatchewan, to a group of Saskatchewan businesses (the “Purchaser”).  The sale resulted from a process involving a number of interested parties.  Pursuant to the Purchase Agreement, the Purchaser will acquire Terra Grain, including all of its outstanding debt, for a nominal purchase price.  Additionally, Just Energy will be released from all of its obligations to service providers to Terra Grain under letters of credit and guarantees.  The closing is expected to occur on or before December 24, 2013.

Rebecca MacDonald, Executive Chair of Just Energy, noted: “We are pleased to announce the sale of Terra Grain.  From the time that we indirectly acquired the facility with the acquisition of Universal Energy Group Ltd., we have worked to bring the plant up to its production capacity.  This was done thereby supporting employment in Saskatchewan and offering a ready market for local wheat producers.  However, difficult market conditions for ethanol production confirmed our initial view that this was a non-core asset to Just Energy.”

Ken Hartwick, President & CEO of Just Energy, added: “The sale of Terra Grain removes approximately $68 million of debt from Just Energy’s balance sheet and is an initial step in reducing debt levels. In addition, this transaction allows Just Energy management to continue to focus on its core business.  I’d like to thank all of the employees at Terra Grain for their hard and dedicated work over the years and I wish them all the best under their new management.”

About Just Energy

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis and Tara Energy.

Forward-Looking Statements

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com